To Our Shareholders:
    For the first quarter of the fiscal year
1994, ended April 30, sales were $208,303,000
compared to $197,151,000 for the same period last year, an increase of 5.7%. The Company incurred a loss for the quarter of $988,000 compared to a loss of $4,255,000 last year.
Loss per share was $.10 in 1994's first
quarter compared to a loss per share of $.41 last year.
    The increase in sales for the quarter was due to signs of economic improvement in the Company's trading region as well as less adverse weather conditions than last year.
Cost of sales decreased to 75.9% of sales from 77.5% of sales last year because of increased margins and a reduction in occupancy and buying costs. Selling, general and administrative costs decreased to 18.5% of sales from 19.4%, reflecting continued expense controls partially offset by an increase in promotional expense.
    The Company is continuing its program of renovating existing Clover stores, the last two of which in Hamilton Township, New Jersey and Cheltenham Township, Pennsylvania, were completed earlier this spring. In addition, construction is well along on the renovation of the women's shoes, intimate apparel and children's departments of the Company's headquarters store.
    The Annual Meeting of shareholders was
held on Wednesday, May 25, 1994 in the
Philadelphia store. The shareholders elected the five Directors nominated in the Company's proxy statement, including two new Directors.
The appointment of Ernst & Young as the
Company's independent auditors for fiscal
1994 was approved.

Chairman of the Board            President



STRAWBRIDGE & CLOTHIER

==========================================================================

Consolidated Statements of Operations (Unaudited)
(in thousands, except number of shares and per share data)

==========================================================================





                                   Thirteen Weeks Ended     Trailing Year Ended
                                   --------------------   ---------------------

                                     4/30/94    5/1/93     4/30/94      5/1/93
                                   --------------------   ---------------------

Net sales                           $208,303   $197,151    $995,767    $959,338

Other income, net of other
 deductions                              587        588       2,411       1,610
                                    --------   --------    --------    --------
                                     208,890    197,739     998,178     960,948

Cost of sales                        158,070    152,737     739,234     716,142
Selling, general and
 administrative costs                 38,590     38,195     172,230     166,760
Depreciation                           7,454      7,166      29,117      28,398
Interest                               4,537      5,130      20,316      21,423
Provision for doubtful accounts        1,735      1,007       5,452       5,786
                                    --------   --------    --------    --------
                                     210,386    204,235     966,349     938,509
                                    --------   --------    --------    --------
Earnings (loss) before income taxes   (1,496)    (6,496)     31,829      22,439
Provision for income taxes (benefit)    (508)    (2,241)     10,835       7,530
                                    --------   --------    --------    --------
NET EARNINGS (LOSS)                   $ (988)  $ (4,255)   $ 20,994    $ 14,909
                                    ========   ========    ========    ========

NET EARNINGS (LOSS) PER SHARE          $(.10)     $(.41)      $2.03       $1.45

Average shares outstanding        10,386,403 10,292,801  10,350,029  10,250,330

===============================================================================

NOTES: (1) This is an interim statement subject to audit.

       (2) Earnings (loss) per share amounts are based on the weighted average number of shares of common stock and dilutive common stock equivalents (employee stock options) outstanding during each period, after recognition of preferred stock dividends.

=============================================
Condensed Consolidated
Balance Sheets (Unaudited)
(in thousands)
=============================================

Assets                    4/30/94     5/1/93
                          -------     ------
Current assets:
Cash and
 equivalents             $  1,819   $  3,033
Accounts receivable,
 net                      183,744    160,222
Merchandise
 inventories              168,105    179,783
Other current assets       11,546     12,051
                         --------   --------
Total current assets      365,214    355,089
Property, fixtures and
 equipment, net           301,803    304,123
Other assets                6,556      4,546
                         --------   --------
                         $673,573   $663,758
                         ========   ========

Liabilities and
Shareholders' Equity
Current liabilities:
Notes payable            $ 65,000   $ 52,000
Accounts payable           69,681     68,311
Other                      27,067     29,654
                         --------   --------
Total current
 liabilities              161,748    149,965
Long-term debt and
 capital lease
 obligations              204,917    219,138
Other liabilities          58,483     58,760
Shareholders'equity       248,425    235,895
                         --------   --------
                         $673,573   $663,758
                         ========   ========


            DEPARTMENT STORES
      Philadelphia     Exton                                FIRST
           Ardmore     Christiana                          QUARTER
       Cherry Hill     Burlington                           REPORT
       Springfield     Concord                               1994
  Plymouth Meeting     The Court at
         Neshaminy      King of Prussia
           Echelon     Willow Grove Park


               CLOVER STORES
           Marlton     Warrington                         STRAWBRIDGE
         Blackwood     Cheltenham                         & CLOTHIER
       Cinnaminson     Whitehall Mall
       Morrisville     Palmer Park
     Center Square     Rising Sun Plaza
    Baltimore Pike     Township Line
          Westmont     Park City
           Andorra     Penrose Plaza
    Frankford Ave.     Whiteland
      Cottman Ave.      Towne Center
        Bucks Mall     Shore Mall
       Mercerville     Kirkwood Plaza
       Granite Run     Ralph's Corner


       TRANSFER AGENT AND RECORD KEEPER

       Please direct address changes and inquiries regarding stock transfer, registration and record keeping to:

       Mellon Securities Transfer Services
              P.O. Box 444
            Pittsburgh, PA 15230